Exhibit 2.1

Certain identified information has been excluded from this exhibit both because it (i) is not material and (ii) is the type that the issuer treats as private or confidential. Brackets with triple asterisks denote omissions.

July 16, 2026

Uber International Technologies II Corporation,

UBER TECHNOLOGIES, INC.

and

DELIVERY HERO SE

BUSINESS COMBINATION AGREEMENT

PARTIES

(1)	Uber International Technologies II Corporation, a corporation incorporated under the laws of the State of Delaware, United States of America, having its business address at c/o Uber Technologies, Inc., 1725 3rd Street, San Francisco CA 94158-2203, United States of America, registered with the Delaware Division of Corporations under file number 10696555 (the Bidder); and
(2)	UBER TECHNOLOGIES, INC., a corporation incorporated under the laws of the State of Delaware, United States of America, having its business address at 1725 3rd Street, San Francisco CA 94158-2203, United States of America, registered with the Delaware Division of Corporations under file number 4849283 (Uber and together with the Bidder the Acquirors); and
(3)	DELIVERY HERO SE, a European Company (Societas Europaea), having its registered office at Berlin, Germany, and registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Berlin (Charlottenburg) under HRB 198015 (the Company or Delivery Hero),

(Bidder, Uber and the Company each a Party and together the Parties).

PREAMBLE

(A)	The Company is a leading local delivery platform offering, among other things, online food ordering, quick commerce, access to local shops and delivery services (collectively, irrespective of Party affiliation, the Delivery Business). The registered share capital (Grundkapital) of the Company (the Company together with its subsidiaries from time to time, the Delivery Hero Group) amounts to EUR 303,796,856.00 (and, following the capital increase from authorized capital resolved by the management board and the supervisory board but not yet registered in the commercial register, will amount to EUR 306,492,017.00) and is divided into 303,796,856 no-par value registered shares (shares without nominal value) (nennwertlose Namens-Stückaktien) (and, following such capital increase, 306,492,017 such shares) with a proportionate amount of EUR 1.00 per share of the share capital (each, as existing from time to time, a Delivery Hero Share and collectively Delivery Hero Shares). The Delivery Hero Shares are listed on the regulated market (regulierter Markt) (Prime Standard) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) (ISIN DE000A2E4K43).
(B)	Uber is the parent company of a multinational transportation company that, among other things, provides ride-hailing services, courier services, food delivery, and freight transport. The Bidder is a direct wholly-owned subsidiary of Uber (Uber together with its subsidiaries from time to time, the Uber Group).
(C)	The Bidder intends to acquire the Delivery Hero Group, and the Parties intend to consummate a business combination of and strategic partnership between Uber and its Affiliates, on the one hand, and Delivery Hero Group, on the other hand for purposes of establishing a leading global food delivery platform following Offer Completion (such combination, the Transaction, and the Delivery Hero Group following the Transaction, the “Post-Closing Business”), including by a voluntary public takeover offer within the meaning of Section 29 para. 1 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG) for the purchase of all Delivery Hero Shares against cash consideration per Delivery Hero Share (the Offer).

(D)	The Company’s management board (Vorstand – the Management Board), after due consideration and evaluation of all currently available facts and foreseeable consequences for the Company, has determined with the consent of the Company’s supervisory board (Aufsichtsrat – the Supervisory Board) that the proposed Transaction strategy will benefit the Company and is in its best interest.
(E)	The Parties wish to agree to pursue the Transaction and therefore to enter into this business combination agreement which, inter alia, sets out the principal terms and conditions and the mutual understanding of the Parties with respect to the Transaction, the Transaction structure, and the future corporate governance structure of the Company and sets forth the agreement among the Parties as to the content of the Offer (the Agreement).
(F)	Immediately prior to entry into this Agreement, the Acquirors concluded an agreement with an anchor shareholder of the Company under which such anchor shareholder irrevocably undertakes to tender into the Offer all Delivery Hero Shares held by it as well as any additional Delivery Hero Shares in respect of which it may acquire legal and/or beneficial ownership (the Irrevocable). As of the date hereof, the Delivery Hero Shares subject to the Irrevocable amount to a total of 51,116,174 Delivery Hero Shares, corresponding to approx. 16.8% of Delivery Hero’s issued share capital.
(G)	The members of the Management Board and the Supervisory Board, to the extent legally permissible, have agreed that they will accept the Offer for Delivery Hero Shares held by them (if any) and that they will make a corresponding statement in the Reasoned Statement.
(H)	As of the date of this Agreement, Delivery Hero entered into a sale and purchase agreement (the Purchase Agreement), providing for (i) the sale of certain business divisions and/or other assets of Delivery Hero Group to SDU 1, LLC (the Asset Purchaser), and (ii) for a closing to occur immediately prior to, and subject to the occurrence of, the Offer Completion (such sale as contemplated by such Purchase Agreement and the ancillary agreements contemplated thereby, the Asset Purchaser Transaction). As further described in such Purchase Agreement, the Asset Purchaser Transaction contemplates separation of certain assets or subsidiaries of Delivery Hero, with certain of those separated assets or subsidiaries to be retained by Delivery Hero and the remainder to be transferred to the Asset Purchaser. For the avoidance of doubt, such carve-out transactions are included within the scope of the defined term “Asset Purchaser Transaction”.

NOW, THEREFORE, THE PARTIES HEREBY AGREE AS FOLLOWS:

1.	Bidder’s Obligation regarding the Offer
1.1	The Bidder hereby undertakes to
(a)	announce its intention to launch the Offer in accordance with Section 10 para. 1 sentence 1 and para. 3 sentence 1 WpÜG immediately after execution of this Agreement (such date the Effective Date);
(b)	submit a formal offer document (Angebotsunterlage) describing terms and conditions of the Offer (the Offer Document) and which has been prepared in accordance with the WpÜG and the German Regulation on the Content of the Offer Document, the Consideration for Takeover Offers and Mandatory Offers and the Release from the Obligation to Publish and Submit a Tender Offer (WpÜG-Angebotsverordnung) to the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht – BaFin) for its review within the time period prescribed in Section 14 para. 1 WpÜG and which shall have an offer period (Section 16 para. 1 WpÜG) of ten (10) weeks, and which reflects the terms and conditions of this Agreement, in particular as set forth in Clauses 1.2, 1.3, 1.4, 1.5, 6, 8, 9 and 10;

(c)	make available to Delivery Hero and its advisors a draft of the Offer Document for review and comments at latest one (1) week prior to filing it with BaFin and duly account in good faith for any reasonable comments, it being understood that in case of any dispute on the content and any document relating thereto, the Bidder shall, other than in respect of matters concerning Delivery Hero Group’s affairs, have the ultimate decision right;
(d)	not apply for any prolongation of the notice period by the BaFin pursuant to Section 14 para. 1 sentence 3 WpÜG, unless the Company gives its prior written consent (such consent not to be unreasonably withheld, conditioned or delayed);
(e)	publish the Offer Document within the time period prescribed in Section 14 para. 2 WpÜG, provided that the publication of the Offer Document is not prohibited by BaFin; and
(f)	settle the Offer by payment of the Offer Price (as defined in Clause 1.4) (the Offer Completion) against simultaneous transfer of the tendered Delivery Hero Shares without undue delay and in any event no later than seven (7) Business Days (meaning a day on which banks in Frankfurt am Main, Germany, are open for general commercial business), which obligation shall arise only after (i) the additional acceptance period (weitere Annahmefrist) within the meaning of Section 16 para. 2 WpÜG has expired and (ii) all Offer Conditions have been satisfied or validly waived.
1.2	Subject to the approval by BaFin, the Offer shall be subject only to the following conditions to closing (the Offer Conditions):
(a)	As of the expiration of the acceptance period of the Offer (Acceptance Period), the sum of the number of (i) tendered Delivery Hero Shares for which no withdrawal has been declared in a legally effective way, (ii) Delivery Hero Shares held by the Bidder or persons acting jointly with the Bidder pursuant to Section 2 para. 5 WpÜG, (iii) Delivery Hero Shares that are attributed to the Bidder or any of its parent companies pursuant to Section 30 WpÜG and (iv) Delivery Hero Shares that are attributable to the Bidder or any of its Affiliates pursuant to Sections 34 et seqq. German Securities Trading Act (Wertpapierhandelsgesetz, WpHG) equaling in aggregate at least 50% plus one (1) share (in words: fifty per cent plus one share) of the Delivery Hero Shares, other than the Treasury Shares, that are held as of the expiration of the Acceptance Period (the Minimum Tender Condition).

(b)	After publication of the Offer Document and at the latest by 10 November 2027, or such later date that may be authorized by BaFin, provided in no event shall such date extend beyond 10 May 2028 (the Long-Stop Date), all of the decisions and approvals from the competent antitrust authorities in the following jurisdictions necessary to allow Offer Completion having been adopted (including through lapse or expiry of any applicable waiting period) and, to the extent relevant, all conditions contained in such decisions and approvals necessary to allow Offer Completion having been satisfied or complied with (the Delivery Hero Merger Filings and, together with the Asset Purchaser Merger Filings (as defined below), the Regulatory Filings):
(i)	European Economic Area (European Commission);
(ii)	Jordan;
(iii)	Kingdom of Saudi Arabia;
(iv)	United Arab Emirates;
(v)	Argentina; and
(vi)	South Korea, in the event that, before the later of (i) the time the additional acceptance period within the meaning of Section 16 para. 2 WpÜG has expired and (ii) the time the other offer conditions are satisfied, the Korea Fair Trade Commission (KFTC) notifies any Party that Offer Completion is subject to prior clearance under the Monopoly Regulation and Fair Trade Act of Korea.
(c)	After publication of the Offer Document and at the latest by the Long-Stop Date, all decisions and approvals from the competent antitrust authorities in the following jurisdictions necessary to allow the consummation of the Asset Purchaser Transaction substantially in accordance with the terms of the Purchase Agreement and, to the extent relevant, all conditions contained in such decisions and approvals necessary to allow such consummation of the Asset Purchaser Transaction having been satisfied or complied with:
(i)	Austria;
(ii)	Spain;
(iii)	Poland;
(iv)	European Commission, in case the Asset Purchaser Transaction becomes notifiable to the European Commission instead of Austria, Spain and Poland, e.g., through a referral request; and
(v)	Ecuador

(together, as existing from time to time, the Asset Purchaser Merger Filings);

(d)	After publication of the Offer Document and at the latest by the Long-Stop Date, financial services regulatory approvals by the competent authorities in the following jurisdictions have been obtained or are deemed to be obtained pursuant to applicable laws in the relevant jurisdiction, including but not limited to the expiry of applicable assessment or waiting periods, or the competent authorities have confirmed that such approvals are not required:

(i)	The Monetary Authority of Singapore has approved the Transaction under Art. 28 of the Payment Services Act 2019 of Singapore for the Acquirors to become a controller of Delivery Hero (Singapore) Pte. Ltd.
(e)	After publication of the Offer Document and at the latest by the Long-Stop Date, financial services regulatory approvals by the competent authorities in the following jurisdictions have been obtained or are deemed to be obtained pursuant to applicable laws in the relevant jurisdiction, including but not limited to the expiry of applicable assessment or waiting periods, or the competent authorities have confirmed that such approvals are not required:
(i)	The Bank of Greece (i) has approved the Asset Purchaser Transaction or (ii) has not issued a written objection by the end of the statutory assessment period of an indirect qualifying holding by any shareholder in Asset Purchaser in Delivery Hero Payments Single Member S.A pursuant to Article 6 of the Greek Payment Services Directive Law (L.4537/2018) (as amended);
(ii)	The Central Bank of Turkey has approved the Asset Purchaser Transaction under Article 12 of the Turkish Regulation on Payment Services and Electronic Money Issuance and Payment Service Providers for Asset Purchaser to become a qualified shareholder of YemekPay Elektronik Para ve Ödeme Hizmetleri A.Ş;
(f)	After publication of the Offer Document and prior to the expiration of the Acceptance Period, Delivery Hero has not published any notification pursuant to Article 17 of Regulation (EU) No. 596/2014 of the European Parliament and of the Council (MAR) according to which
(i)	a loss equaling half of the share capital within the meaning of Section 92 of the German Stock Corporation Act (Aktiengesetz – AktG) has been suffered;
(ii)	an insolvency proceeding has been instituted against the assets of Delivery Hero or the management board of Delivery Hero has applied for the institution of such proceeding; or
(iii)	a reason has arisen that would necessitate the filing of an application for the institution of an insolvency proceeding.
1.3	To the extent legally permissible and other than in respect of Clause 1.2(a), the Bidder is entitled to waive in its sole discretion all or individual Offer Conditions set forth in Clause 1.2 in advance pursuant to Section 21 para. 1 sentence 1 no. 4 WpÜG only, as long as such Offer Conditions have not ultimately lapsed. If any of the Offer Conditions set forth in Clause 1.2 either have not been satisfied on or prior to the applicable date or have definitively lapsed before these dates and the Bidder has not effectively waived them in advance, the Offer shall lapse. In this case, the contracts which come into existence as a result of accepting the Offer will cease to exist and will not be consummated (conditions subsequent); and delivered Delivery Hero Shares will be returned. In the event that any antitrust or other regulatory authority (incl. BaFin) does, or is likely to, reject or refuse to approve the Asset Purchaser Transaction, the Parties shall enter into good faith discussions to cooperate in identifying a mutually acceptable solution on the basis of the terms of this Agreement to facilitate Offer Completion.

1.4	The consideration per Delivery Hero Share (Gegenleistung) to be offered to the shareholders of the Company in the Offer Document shall be in cash only and shall be at least EUR 41.50 per Delivery Hero Share (the Offer Price).
1.5	Uber hereby guarantees by way of an independent promise of guarantee (selbständiges Garantieversprechen) within the meaning of Section 311 para. 1 German Civil Code (Bürgerliches Gesetzbuch, BGB) that the Bidder, and any other party acting on behalf of Bidder, will (i) satisfy all of its obligations under this Agreement, (ii) have, prior to or concurrently with entry into this Agreement, entered into a bridge facility arrangement with multiple global financial institutions pursuant to which the Acquirors will have available committed financing in accordance with the certain funds standard contemplated under Section 13 para. 1 WpÜG amounting to no less than EUR 11,500,000,000.00 (it being understood that such bridge facility arrangement may be refinanced in a manner reasonably acceptable to Delivery Hero, subject always to the Bidder’s obligations under Section 13 para. 1 WpÜG) and (iii) finance the Transaction contemplated herein and any of Delivery Hero Group’s indebtedness, subject to applicable law, whether or not financial, actually becoming due and payable in connection with the Offer and/or Offer Completion (subject to the satisfaction of the conditions set forth in Clauses 1.2(f)(i) and 1.2(f)(ii) of this Agreement), it being understood that (i) any proceeds obtained by Delivery Hero Group, in satisfaction of this Clause 1.5 or otherwise, shall be deployed in accordance with the Indebtedness Repayment Waterfall and (ii) the Parties do not expect the new senior secured Term Loan B facility of the Company with a total principal amount of USD 1,336,000,000, fully drawn as of the Effective Date, the Company’s existing USD term facility with a total principal amount of USD 1,332,332,500, fully drawn as of the Effective Date, or the Company’s existing KRW term facility with a total principal amount of KRW 794,029,016,702, fully drawn as of the Effective Date to become due and payable or to otherwise have to be repaid as a result of Offer Completion, and that a securities services enterprise independent from the Acquirors and their affiliates within the meaning of Section 15 AktG (each individually an Affiliate and collectively the Affiliates) will issue a financing confirmation in accordance with Section 13 WpÜG (the Financing Confirmation) substantially in the form as attached hereto in Annex 1.5. The Company hereby confirms, by way of an agreement for the benefit of third parties (Vertrag zu Gunsten Dritter) that, without affecting the Financing Confirmation, the Company, without prejudice to statutory law, will not have any indemnity, reimbursement or other claim against the financial institutions that provide the Financing Confirmation or any financing in connection with the Transaction.
1.6	Immediately after the Effective Date but only after publication of the ad hoc announcement pursuant to Clause 2.1, Uber shall publish a press release in respect of the Transaction as set forth in Annex 1.6.
1.7	Within sixty (60) calendar days of the Offer Completion, the Company shall, subject to compliance with applicable law and notably its Fiduciary Duties, issue to the Bidder a number of Delivery Hero Shares notified to the Company by Uber up to the maximum number of Delivery Hero Shares the Company is then authorized to issue with exclusion of subscription rights pursuant to Section 186 para. 3 sentence 4 AktG from authorized capital (Genehmigtes Kapital), which maximum number will be, for the avoidance of doubt, a number of Delivery Hero Shares representing ten percent (10%) of the Company’s fully diluted share capital (as existing from time to time) against a cash contribution equal to the product of the number of such Delivery Hero Shares and the Offer Price it being understood that under no circumstances shall the Company be obligated to increase or further its authorization or the number of Delivery Hero Shares available thereunder. The proceeds from such sale of Delivery Hero Shares shall be used towards the satisfaction and discharge of the Company’s then-outstanding indebtedness in accordance with the Indebtedness Repayment Waterfall.

2.	Support of the Offer by the Company
2.1	Immediately after the Effective Date, the Company shall publish an ad hoc announcement pursuant to Article 17 MAR as set forth in Annex 2.1(a) and a press release in respect of the Transaction as set forth in Annex 2.1(b).
2.2	The Company shall (i) provide the Acquirors with all information for preparation of the Offer Document to the extent reasonably required; (ii) cooperate with the Acquirors in connection with the financing of the Transaction and obtaining the Financing Confirmation and (iii) provide the Acquirors (in reasonable detail) with information about Delivery Hero Group’s financing agreements (including, but not limited to, any loan agreements, notes, bonds, indentures, factoring and leasing agreements) which would be affected by the publication of the Offer Document or the Offer Completion.

If the Offer complies with the requirements set forth in Clause 1.1(b), as soon as practical and in no event later than two (2) weeks following publication of the Offer Document, the Company will negotiate with the Acquirors in good faith which of its financing agreements referred to in sub-paragraph (iii) may be prematurely terminated and/or prepaid by the relevant member of Delivery Hero Group upon Offer Completion.

2.3	To the extent that indebtedness of the Delivery Hero Group (including the Company’s outstanding convertible bonds) (i) may become due or repayable as a result of the Offer or Offer Completion and (ii) exceeds (x) the Purchase Agreement Proceeds actually received pursuant to Clause 5.1, and/or (y) the proceeds of the share issuance actually received pursuant to Clause 1.7, Uber shall provide, or procure the provision of, a shareholder loan to the relevant member of the Delivery Hero Group on arm’s length and market terms to permit funding of the aggregate (re)payment amount of such indebtedness.
2.4	If the Offer complies with the requirements set forth in Clause 1.1(b), as soon as practical and in no event later than two (2) weeks following publication of the Offer Document, the Company shall procure that the Management Board will, subject to its Fiduciary Duties, and shall use its reasonable endeavors to procure that the Supervisory Board will, (i) prepare a statement required pursuant to Section 27 WpÜG (begründete Stellungnahme, the Reasoned Statement) either separately or jointly and (ii) publish the Reasoned Statement pursuant to Sections 27 para. 1, 14 para. 3 WpÜG. One (1) week prior to the publication of the Reasoned Statement, Delivery Hero shall make available to the Acquirors and their advisors a draft of the Reasoned Statement for review and comments, and the Company shall procure that the Management Board will, subject to its Fiduciary Duties, and shall use its reasonable endeavors to procure that the Supervisory Board will, take account in good faith of any reasonable comments if and to the extent legally permissible.

2.5	If the Offer complies with the requirements set forth in Clause 1.1(b), the Management Board shall, and shall use its reasonable endeavors to procure that the Supervisory Board will, to the extent legally permissible and after having duly and thoroughly reviewed and analyzed the Offer in light of their Fiduciary Duties, state in the Reasoned Statement that, (i) in their reasonable opinion, the Offer is in the best interest of Delivery Hero and (ii) upon receipt of at least one (1) according fairness opinion duly issued by a reputable investment bank or other financial advisor, the Offer Price is fair and adequate (angemessen) and that, therefore, the Management Board and Supervisory Board support the Offer and recommend to Delivery Hero’s shareholders to accept it, except (the following, the Competing Offer Exemption) in case of a publication of an offer announcement pursuant to Section 10 para. 1 WpÜG for a competing public takeover offer within the meaning of Section 29 para. 1, 35 para. 1 WpÜG for the purchase of all Delivery Hero Shares by a party other than the Acquirors or their affiliates (Competing Offer) that was not initiated, solicited or facilitated in material violation of clause 2.6(d) or 2.6(e), if (A) the offer price of the Competing Offer exceeds the Offer Price, (B) the terms and conditions of the Competing Offer in the reasonable opinion of the Management Board and the Supervisory Board, after having duly and thoroughly reviewed and analyzed the Competing Offer, are superior to the Offer, taken as a whole, to Delivery Hero and its shareholders, taking into account (x) any amendment to the Offer made by the Bidder pursuant to Section 21 WpÜG in response to the Competing Offer, (y) all legal, financial and regulatory aspects of the Competing Offer, including certainty of consummation of the Competing Offer, the time likely to be required to consummate the Competing Offer, the financing terms of the Competing Offer, the identity of the Person making the Competing Offer and (z) the nature of the consideration offered in the Competing Offer, (C) the announcement of the Competing Offer occurs prior to the end of the Acceptance Period and (D) the Bidder has not increased its Offer Price to a price at least equal to the price offered under the Competing Offer or otherwise amended the terms and conditions of the Offer in a manner that, in the reasonable opinion of the Management Board and the Supervisory Board, renders the Offer at least equivalent or better with respect to the interests of Delivery Hero and its shareholders as compared to the Competing Offer, taken as a whole, in each case as may be applicable, within the period provided in the following sentence. Prior to any change of recommendation in the Reasoned Statement, Delivery Hero shall notify the Acquirors promptly (and in any event within two (2) Business Days) in writing of the Competing Offer and, within a period of five (5) Business Days following receipt of such notice by the Acquirors, shall negotiate in good faith with the Acquirors to the extent the Acquirors wish to engage in such negotiations, and propose changes to the Offer to obviate the need for the change of recommendation, provided that in the event of any changes to the material terms of the Competing Offer, a new notice and negotiation period shall be required under this sentence except that the negotiation period shall be three (3) Business Days.
2.6	Unless the Competing Offer Exemption applies (but prior to a change-in-recommendation by the Company in accordance with this Agreement solely, with respect to sections (a) – (c) of this Clause 2.6) and only if the Offer complies with the requirements set forth in Clause 1.1(b), from the Effective Date and to the extent legally permissible (im Rahmen des rechtlich Zulässigen), the Company shall procure that the Management Board will, subject to its Fiduciary Duties, and shall use its reasonable endeavors to procure that the Supervisory Board will, and Delivery Hero shall use its reasonable endeavors to procure that the individual members of the Management Board and of the Supervisory Board will, to the extent legally permissible:

(a)	not withdraw, amend or qualify adversely to the Bidder the statements under Clause 2.4 or the Reasoned Statement or withdraw its intention to give the Reasoned Statement as set forth above in Clauses 2.4 and 2.5;
(b)	not do any act, including making any public statement, which (i) is contrary to the statements according to Clause 2.4 or the Reasoned Statement, (ii) should reasonably be expected by a reasonable person to materially jeopardize or materially and adversely affect the success of the timely completion of the Offer, (iii) should reasonably be expected by a reasonable person to materially jeopardize the satisfaction of the Offer Conditions or (iv) recommends that Delivery Hero’s shareholders take or consider taking any such action (together, jointly or individually, with the preceding Clause (a), Negative Offer Effects);
(c)	until the end of the additional acceptance period (weitere Annahmefrist) pursuant to Section 16 para. 2 sentence 1 WpÜG, only express a position that is consistent with the statements in Clause 2.4 and the Reasoned Statement in all public communication, including any press interviews, roadshows and informal contacts with the press, investors or the public;
(d)	not solicit or recommend (or so agree or resolve to so recommend) the preparation, announcement of intention, or launch of any Competing Offer;
(e)	without prejudice to Clause 5 of this Agreement, not, directly or indirectly, through any representative acting on the Company’s behalf, initiate, solicit or encourage the making of any proposals, or have any negotiations with or furnish any information (including by means of due diligence) to another party with the objective of initiating, soliciting or encouraging the making of any such proposals, in each case, with regard to the sale of the Company or its businesses, whether by stock or asset purchase, merger or otherwise, or with regard to any other transaction involving the stock, assets or business of the Company or its Affiliates that is (i) material to the commercial rationale of the Bidder for the Transaction and (ii) not immaterial to the business of the Delivery Hero Group, taken as a whole (a Sale of the Company; provided, that the Asset Purchaser Transaction shall be deemed not to be a Sale of the Company), and the Company shall promptly (and in any event within two (2) Business Days) notify the Acquirors in writing if it is approached by a third party considering a Competing Offer or Sale of the Company and, if applicable and subject to applicable law, thereafter deliver to the Acquirors copies of such written documents (and summary of any material oral communication) concerning a Competing Offer or other proposed Sale of the Company, in each case if received by or delivered to the Company in connection therewith. The Company will keep the Acquirors informed on a reasonably prompt basis of the status of any communication relating to a Competing Offer or Sale of the Company; and
(f)	not enter into any agreement relating to a Competing Offer or Sale of the Company or that would prevent the Company from complying with Clause 2.5(e).

3.	Further support of the Transaction
3.1	If the Offer complies with the requirements set forth in Clause 1.1(b), to the extent legally permissible (inter alia under applicable competition laws), Delivery Hero hereby undertakes that from the Effective Date to the earlier of (i) the termination of this Agreement and (ii) the Offer Completion, Delivery Hero itself will, and will use its shareholder’s rights that any member of the Delivery Hero Group will, unless approved by Uber (such approval not to be unreasonably withheld, conditioned or delayed and irrevocably deemed granted absent Uber’s written rejection within ten (10) Business Days), in all material respects carry on its business in the ordinary course of business (the Ordinary Course of Business) and, in each case without prejudice to Clause 5 of this Agreement, in particular:
(a)	subject to Clause 2.6, refrain from initiating any measures or steps which may have any Negative Offer Effects;
(b)	without prejudice to Clause 4.5, cooperate with Uber and provide Uber with all information and assistance as Uber may reasonably request in connection with the Asset Purchaser Transaction, including by (i) using, and procuring that each relevant member of the Delivery Hero Group use, reasonable best efforts to consummate the transactions contemplated by the Purchase Agreement to permit Offer Closing and (ii) not agreeing to any amendment, waiver or modification of any provisions of the Purchase Agreement or granting any consent thereunder, nor terminating, rescinding or withdrawing from the Purchase Agreement, in each case of this Clause (ii) without Uber’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), in each case to the extent legally permissible;
(c)	refrain from entering into joint ventures, partnerships or other similar forms of co-operations outside the Ordinary Course of Business with a value in excess of EUR 40,000,000 which are not within the scope of the Delivery Hero business and are material to Delivery Hero Group as a whole (for the avoidance of doubt, not including any customer-supplier co-operations entered into in the Ordinary Course of Business) with third parties unless, in each case, such measure (i) is expressly disclosed to Uber in the due diligence conducted by Uber related to the Transaction prior to the date hereof or (ii) is expressly contemplated by the Asset Purchaser Transaction;
(d)	refrain from selling, exclusively out-licensing, transferring, willfully abandoning or encumbering material assets of the Delivery Hero Group taken as a whole (including intangible assets or rights, fixed assets or financial assets, and any investments therein), either directly or indirectly, including, without limitation, by way of a merger or another form of transformation, takeover, acquisition, transfer, disposal or equivalent transaction with one or more third parties or exclusively out-licensing or disposing of any such assets in another manner, in each case, except for, for the avoidance of doubt, (i) non-exclusive licenses granted in the Ordinary Course of Business, (ii) the lapse or abandonment of intellectual property that whether or not material that has reached its final, non-renewable expiration date, (iii) immaterial disposals of assets in the Ordinary Course of Business, (iv) as approved by Bidder in writing or (v) as expressly contemplated by the Asset Purchaser Transaction;

(e)	subject to Section 3.3(c), provided that any adjustments to performance-related elements of Equity Awards pursuant to Section 3.3(c) shall be limited to (i) consistent with past practice, adjustments of underlying key performance indicators due to a bona fide retargeting within Delivery Hero Group due to external factors or changes in market dynamics in the Ordinary Course of Business, provided that the aggregate targets are not increased at the Delivery Hero Group level, (ii) consistent with past practice, good faith discretionary adjustments in connection with the determination of individual achievements the Ordinary Course of Business, or (iii) performance periods ending after 2026 and, in case of (iii), only where performance is dependent on the share price of Delivery Hero, not make any material change in the compensation (whether cash or equity) paid or payable, or benefits that may be provided, to any officer, director or manager or other member, in each aforesaid case, of the corporate bodies of Delivery Hero Group, or pay or agree to pay any bonus or similar payment (other than bonus payments or other amounts to which such officer, director or manager or other corporate body member of the Delivery Hero Group is entitled by contract or incentive programme (in each case without the exercise of discretion) in effect prior to the date hereof and which have been disclosed to Uber, e.g., in the due diligence conducted by Uber related to the Transaction, prior to the date hereof or provided to Uber as soon as practicable following the date hereof) except for any changes made within the Ordinary Course of Business or required by applicable law (subject to Uber being notified without undue delay (unverzüglich) of any generally applicable changes with a year-over-year increase in excess of five percent (5%));
(f)	without prejudice to Clause (e), not cancel or terminate, or materially amend or materially modify, any contract or agreement that is material to the Delivery Hero Group and relates to an annually recurring obligation of the Company or its Affiliates in excess of EUR 20,000,000 (other than modifications or amendments made in the Ordinary Course of Business) or any employee benefit plan;
(g)	not enter into any contract or agreement (i) with respect to which any member of the Delivery Hero Group incurs any new liability or payment obligation involving more than EUR 20,000,000 (other than in the Ordinary Course of Business), (ii) that is material pursuant to Clause (f) (other than in the Ordinary Course of Business) or (iii) that may place any material limitation on the method of conducting or scope of the business of the Delivery Hero Group, whether before or after the Offer Completion and is material thereto (as a whole), or the Uber Group, unless, in each case, such measure is expressly contemplated by the Asset Purchaser Transaction;
(h)	not enter into any contract, agreement or other arrangement between (i) the Delivery Hero Group on the one hand and (ii) any shareholder, other than any member of the Uber Group, with disclosed holdings to the Company in excess of five percent (5%) of Delivery Hero and/or their respective Affiliates, any person which is, to the Company’s knowledge, close (nahestehend) to any such shareholder of the Delivery Hero Group and/or their respective Affiliates or any of their direct or indirect shareholders within the meaning of IAS 24 or affiliated companies within the meaning of Section 15 et. seq. AktG of such persons;

(i)	not amend or modify any organizational documents of any member of the Delivery Hero Group to the extent such amendment or modification would reasonably be expected to materially adversely affect the direct or indirect equityholders of Delivery Hero or the Uber Group’s ability to consummate the Offer Completion;
(j)	not, and use its shareholder’s rights to procure that no member of the Delivery Hero Group will, enter into, extend or materially amend any commercial arrangement, commitment or other agreement (whether or not in the Ordinary Course of Business) that would, or would reasonably be expected to, materially limit or restrict the ability of the Uber Group, as would be existing post Offer Completion, to conduct its business following the Offer Completion, including, without limitation, and subject to the aforesaid, (i) any non-compete, non-solicitation or other restrictive covenant relating to ridesharing, mobility or delivery services, (ii) any exclusivity, preferred-partner, most-favoured-nation or channel-exclusive arrangement with any ridesharing, mobility or delivery platform or provider, or (iii) any arrangement granting any third party rights that would restrict the Uber Group’s freedom to operate or compete post Offer Completion;
(k)	not split, combine or reclassify any of the Company’s capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, Delivery Hero Shares of its capital stock and not make any resolution proposal to Delivery Hero’s shareholders’ meeting to any such effect, in each case except for the following issuances: (i) the issuance of Delivery Hero Shares for the settlement of Equity Awards outstanding as of the Effective Date, which cannot reasonably, under (x) their terms or (y) applicable law, including Fiduciary Duties of the Supervisory Board (and, where applicable, its audit committee), be settled in cash or where the cash settlement would unduly constrain the business of the Delivery Hero Group, taking into account its bona fide cash needs and available liquidity, and, in each case, only after Delivery Hero has used reasonable best efforts to achieve a cash settlement in accordance with Clause 3.3, it being understood that cash settlement shall be the preferred means of settlement and that the Company shall use reasonable best efforts to obtain the approval of the Supervisory Board (and, where applicable, its audit committee) for a cash settlement, provided that the aggregate issue price (Ausgabebetrag) for the total number of Delivery Hero Shares issued under this sub-paragraph (i) shall not exceed EUR 300,000,000; (ii) the issuance of Delivery Hero Shares arising from the grant of Equity Awards under the 2027 refreshment equity award programmes in an aggregate amount not exceeding EUR 374,000,000.00 (such number not including retention bonuses through such programmes) and without in any way affecting the proviso to this Clause 3.1 (including the Retention Cap), as shared with Uber, it being understood that the recipients under such programme will include employees affected by the Asset Purchaser Transaction, including such employees receiving grants intended to cover the forfeiture of equity awards that would occur if the Asset Purchaser Transaction occurs mid-quarter, provided that any such awards are settled in cash and, where permitted by applicable law, are not subject to any accelerated vesting, payment or settlement upon or in connection with a change of control (including Offer Completion); (iii) retention awards granted in accordance with, and subject to the limitations set forth in, the proviso to this Clause 3.1 (including the Retention Cap); (iv) any Equity Awards required for the compensation for the year 2027 of the Management Board of Delivery Hero SE (in an aggregate amount not exceeding EUR 18,000,000) which are not subject to any accelerated vesting; and (v) the issuance of Delivery Hero Shares arising from the conversion of convertible notes outstanding as of the Effective Date in accordance with their terms (collectively, Permitted Issuances);

(l)	not authorize, make, declare or pay any dividends on or make any distribution with respect to outstanding Delivery Hero Shares of capital stock (whether in cash, assets, stock or other securities of any member of the Delivery Hero Group);
(m)	not permit any member of the Delivery Hero Group to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the Transaction or intra-group reorganization solely among wholly-owned members of the Delivery Hero Group undertaken in the Ordinary Course of Business;
(n)	not permit any member of the Delivery Hero Group to make or commit to make any acquisition of any other third person or business or make any loans, advances or capital contributions to, or investments in, any such person with a value in excess of EUR 20 million in the aggregate, except in the Ordinary Course of Business (such as, e.g., loans to vendors and riders); provided, however, that no member of the Delivery Hero Group shall make any acquisition of any other person or business or make loans, advances or capital contributions to, or investments in, any other person that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Transaction;
(o)	not establish any shareholder rights plan or grant any shareholder rights or issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of capital stock or other equity ownership interest in any member of the Delivery Hero Group or any securities convertible into or exchangeable for any such shares or equity ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, equity ownership interest or convertible or exchangeable securities, in each case except for any intra-group reorganization solely among wholly-owned members of the Delivery Hero Group (other than the Company) undertaken in the Ordinary Course of Business;
(p)	not make any resolution proposal to Delivery Hero’s shareholders’ meeting related to structural capital measures, enterprise agreements pursuant to Section 291 AktG (except with any subsidiaries of Delivery Hero), or measures, other than with the involvement of wholly owned subsidiaries, under the German Transformation Act (Umwandlungsgesetz – Transformation Act);
(q)	not, directly or indirectly, purchase, redeem or otherwise acquire any shares of the capital stock of any member of the Delivery Hero Group or any rights, warrants or options to acquire any such shares;
(r)	not incur, assume or guarantee any new financial indebtedness for borrowed money, other than (i) borrowings under credit or loan agreements not exceeding EUR 50,000,000 in the aggregate for the Delivery Hero Group, (ii) guarantees, factorings and reverse-factorings in the Ordinary Course of Business and (iii) financial indebtedness among the Company and any other member of the Delivery Hero Group;

(s)	not enter into, extend, amend or terminate any material interest rate, currency, equity, commodity or other swaps, hedges, derivatives, forward sales contracts or other similar financial instruments, in each case other than in the Ordinary Course of Business and with a net effect on the Delivery Hero Group’s consolidated profit and loss statement in excess of EUR 10,000,000 million;
(t)	not make any capital expenditures which go beyond the Ordinary Course of Business (which shall encompass Dmart-related expenditures) and are in excess of the amount of EUR 25,000,000 million in the aggregate, provided that expenditures may be made in the Ordinary Course of Business as reasonably necessary to reflect changed circumstances, subject to good-faith prior consultation with the Acquirors;
(u)	not permit any member of the Delivery Hero Group to materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except (i) with the objective to harmonize internal/management and external reporting and (ii) as required by International Financial Reporting Standards or other applicable accounting standards, financial regulatory rule or policy or applicable law, except in connection with the Asset Purchaser Transaction;
(v)	not file or make any change to any tax election which election is material in relation to the taxes of the relevant jurisdiction, except for tax elections required to be made annually to the extent consistent with prior practice, as required by applicable law or as contemplated in connection with the Asset Purchaser Transaction; and
(w)	not permit any director or officer of the Delivery Hero Group to, agree, authorize, or consent in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to this Clause 3.1;

provided that nothing in this Clause 3.1 or otherwise in this Agreement shall restrict, impair, prevent or delay the Company, the Management Board and/or the Supervisory Board from (i) the execution, implementation and consummation of (y) Permitted Issuances and/or (z) measures or agreements previously publicly disclosed by the Company by way of a corporate news announcement published via EQS under the “Corporate News” category within the 12 months prior to the date hereof (excluding shareholder letters and any statement as to strategy or other generalized statement of intent contained therein), (ii) compliance with any term contemplated under this Agreement, the Purchase Agreement or otherwise in connection with the Asset Purchaser Transaction, (iii) re-financing any indebtedness for borrowed money of Delivery Hero Group existing as of the Effective Date, following prior consultation with the Acquirors, if such re-financing indebtedness, (t) is in a principal amount not to exceed the amount of indebtedness being refinanced, (u) does not contain lending commitments in excess of those contained in the facilities being refinanced, (v) is on terms which, when taken as a whole, are in the Management Board’s and/or the Supervisory Board’s reasonable discretion more favorable to the Company than the terms applicable to such indebtedness being refinanced, (w) cannot be expected to lead to an acceleration of such indebtedness (including outstanding principal, accrued and unpaid interest, default or penalty interest, break costs, funding losses, prepayment premia, make-whole amounts, call protection, exit fees and consent, waiver and similar fees, as applicable) in connection with Offer Completion which would increase the total amount of indebtedness that can be expected to become repayable in connection with Offer Completion as compared to the Parties’ expectations as of the Effective Date, (x) is prepayable at any time (subject to customary notice requirements and minimum amounts) and, in case of a premium or penalty, satisfies limb (iii)(v) (other than customary reference rate breakage), (y) permits the consummation of the Offer Completion and (z) is not in the form of securities registered under United States federal securities laws, (iv) revising the remuneration system for the Management Board and implement such revision, provided that (A) any such revision is in the Ordinary Course of Business, and (B) the payment increase for any individual Management Board member shall not exceed 10% per annum relative to such member’s remuneration level for the Company’s immediately preceding financial year, (v) pursuing, executing in respect of and/or consummating the agreement with Grab Holdings Limited to sell Delivery Hero Group’s delivery platform business in Taiwan, and/or (vi) granting new cash-based equity or equity-linked instruments or retention awards (whether under existing incentive plans or any new plans established for such purposes) they deem reasonably necessary or conducive for purposes of retaining the employees, talent, staff and/or members of the Management Board through and/or post Offer Completion for purposes and as basis of the mid- and long-term success of the Post-Closing Business, which measures shall be permitted as an exception to Clauses 3.1(e), 3.1(g) and 3.1(r), provided that (x) the aggregate value thereof shall not exceed EUR 50,000,000.00 (the Retention Cap), (y) any such cash-based equity, equity-linked or cash-based retention awards may, to the extent permitted by applicable law, only become due and payable after March 15, 2028 and shall not be subject to any accelerated vesting, payment or settlement upon or in connection with a change of control (including Offer Completion), and (z) any unused portion of the Retention Cap may be utilized by the Company following Offer Completion, subject to the limitations set forth herein.

3.2	Nothing in this Agreement shall prevent Delivery Hero, the Management Board, the Supervisory Board or any member of the Delivery Hero Group from:
(a)	providing information duly requested or required by a regulatory authority, provided, however, the Company, to the extent legally permissible, shall provide prior written notice thereof to Uber to enable Uber to seek a protective order or otherwise prevent such disclosure in accordance with applicable law; or
(b)	acting in accordance with their fiduciary duties, including taking account of the interests of any holders of Delivery Hero Shares other than Bidder and its Affiliates, in particular but not limited to, (i) the duty of care and loyalty under Sections 76, 93 and 116 German Stock Corporation Act (Aktienge-setz – AktG), (ii) the duties under Section 33 para. 1 sentence 1 WpÜG and (iii) the managerial tasks and duties to the extent legally required (Sections 76, 93 as well as 116 AktG) (the Fiduciary Duties).
3.3	With respect to all outstanding equity-based awards of the Delivery Hero Group (including options, RSUs, PSUs and other equity-based awards, the Equity Awards), Delivery Hero shall, to the extent legally permissible, and so that such Equity Awards are settled in cash rather than in Delivery Hero Shares:

(a)	exercise, and procure that the relevant member of the Delivery Hero Group exercise, any settlement election or right available to it under the terms of the relevant Equity Award in favour of cash settlement and otherwise in accordance with the terms of such Equity Award;
(b)	to the extent cash settlement of any Equity Award requires the consent of, or an amendment to the arrangements with, the relevant beneficiary, use reasonable best efforts to obtain such consent or amendment;
(c)	use reasonable best efforts to procure that settlement of Equity Awards be consummated at actual performance in respect of performance-related elements or, where performance is related to the Delivery Hero share price and can thus not be reasonably measured (which shall only apply from 2027 onwards), target, and in any event in accordance with the terms of the Equity Award; and
(d)	for the avoidance of doubt, notwithstanding Clause 3.1 (in particular Clause 3.1(e) and Clause 3.1(f)), any action taken pursuant to this Clause 3.3 shall be deemed permitted for the purposes of Clause 3.1.
3.4	Delivery Hero shall, to the extent legally permissible, promptly notify the Acquirors in writing of any event, circumstance or development that has resulted in, or would reasonably be expected to result in, a material adverse effect on the business, operations or financial condition or prospects of the Delivery Hero Group, taken as a whole, in respect of: (i) any material departure from the business plan; (ii) the departure of any member of the key management of Delivery Hero; (iii) the commencement of any material lawsuit, arbitration, governmental inquiry or regulatory proceeding against any member of the Delivery Hero Group; or (iv) any capital expenditure commitment of a member of the Delivery Hero Group.
3.5	The Acquirors shall, to the extent legally permissible, promptly notify the Company in writing of any event, circumstance or development that has resulted in, or would reasonably be expected to result in, a material deterioration of the Acquirors’ ability to raise debt and/or equity financing.
3.6	Delivery Hero shall provide the Acquirors with reasonable access to books, records, documents, and other papers, relevant personnel from relevant functions, and shall otherwise cooperate with the Acquirors in good faith (including by making reasonable efforts to collect and provide to the Acquirors information which is under the control of Delivery Hero) as reasonably necessary (i) to comply with reporting, disclosure, filing or other requirements imposed on the Acquirors by applicable law (including tax law) in any jurisdiction as substantiated by the Acquirors, (ii) to structure or implement the Asset Purchaser Transaction, or (iii) to prepare for integration planning for the period following settlement of the Transaction, to the extent that the purpose of such access is solely to facilitate the Transaction (including compliance with applicable law), the Asset Purchaser Transaction or integration planning for the period following settlement of the Transaction, in each case, to the extent legally permissible. To the extent that the exchange of competitively sensitive information is required for purposes of this Clause, such exchange shall be conducted on a clean-team basis. Nothing in this Clause shall give the Acquirors, directly or indirectly, rights to control or direct the operations of Delivery Hero prior to settlement of the Transaction. In furtherance of the foregoing, Delivery Hero agrees to the covenants attached hereto as Annex 3.6. The Acquirors shall reimburse Delivery Hero for all reasonable and documented out-of-pocket costs incurred by Delivery Hero in connection with its obligations under this Clause 3.6.

4.	Regulatory Clearances cooperation
4.1	Without affecting any of the Offer Conditions set out in Clause 1.2, as soon as reasonably practicable and in any event within three (3) Business Days after the Effective Date, the Acquirors shall, in cooperation with Delivery Hero, finally determine all (i) merger control, FDI and foreign subsidies clearances that are reasonably required, pursuant to the respective applicable laws, for the Offer Completion, and (ii) any other regulatory or governmental clearances required in connection with the Offer consummation ((i) and (ii) together the Clearances).
4.2	The Acquirors shall, upon permitting and duly accounting for the Company’s commenting prior to any material step relating to the Clearances, lead and have ultimate control over the strategy for obtaining the Clearances (for the avoidance of doubt, not including clearances related to the Asset Purchaser Transaction), including any negotiations with governmental authorities in connection therewith, subject to the terms of this Agreement and making best efforts to promptly and sufficiently consult with Delivery Hero on all such aspects.
4.3	The Bidder and, as applicable, Uber and the Delivery Hero Group (solely to the extent legally required) will file for the required Clearances as soon as reasonably practicable and without undue delay. Without prejudice to Clause 4.5, within five (5) Business Days following the Effective Date, Bidder shall initiate pre-notification discussions with the European Commission providing detailed information on the structure of the Transaction, including the role of the Asset Purchaser Transaction. Where relevant, the filing(s) shall be made by the Bidder on behalf of all parties involved (to the extent permitted under applicable law). All filing fees or other disbursements in connection with the Clearances shall be borne by the Bidder.
4.4	In order to obtain the Clearances, subject to Clauses 4.2 and 4.5, the Acquirors and the Delivery Hero Group shall cooperate in good faith, to the extent legally permissible, in all respects with each other in the preparation of all relevant filings (including providing the other party (or the other party’s outside counsel, as the case may be) with all information reasonably required for the filings for the Clearances, governmental authority requests and regulatory strategy development, in each case on an accurate and timely basis) and, in connection with any submission, investigation or inquiry, supply to any competent authority as promptly as practicable any additional information requested pursuant to any applicable law. In connection with the proceedings required to obtain the Clearances, each of Uber and Delivery Hero shall (i) make best efforts to consult the other sufficiently in advance of any material communication or filing with a competent authority, such that the other Party is in a position to comment meaningfully before making any material submission or filing and shall take into account the other Party’s comments in good faith; (ii) promptly provide each other with copies of any material written communication (or written summaries of any material non-written communication) with any competent authority, and (iii) to the extent permitted by the applicable competent authority, give the other Party the opportunity to attend and participate in any substantive in-person meetings, substantive telephone calls or substantive conferences with such competent authority.

4.5	The Acquirors shall, and shall procure that their Affiliates will, use best efforts to obtain the Clearances set forth in Clauses 1.2(b) and 1.2(d) as soon as reasonably possible and prior to the Long-Stop Date, including (to the extent relating to them) offering and accepting any remedies or conditions, including any divestiture, sale, licensing, hold-separate, behavioural remedy relating to the business and assets of the Delivery Hero Group or the Acquirors and their Affiliates, if and up to the extent the competent authority is prepared to grant such Clearance only subject to the satisfaction of such remedies or conditions, provided that nothing in this Agreement shall require the Acquirors to offer or accept any remedy or condition that (x) would, taking into account all circumstances existing at the time, be adverse and material to the Delivery Business operations of the Post-Closing Business and the Uber Group, taken as a whole (while giving effect to the Asset Acquirer Transaction as envisaged as of the Effective Date), or (y) is not conditioned on the occurrence of the Offer Completion.
4.6	Additionally, no member of the Delivery Hero Group shall, without Uber’s advance written consent in Uber’s sole discretion and without prejudice to anything in Clause 4.5, directly or indirectly, propose, negotiate, consent to, undertake, or agree to any sale, divestiture, lease, license, transfer, disposition, encumbrance, restriction, impairment, limitation of freedom of operation, or hold separate of any assets, licenses, properties, operations, rights, product lines, businesses, or interests of the Delivery Hero Group or any other remedies in connection with obtaining any Clearances. Delivery Hero shall, if requested by Uber, propose, negotiate, consent to, undertake, or agree to such actions required to obtain any Clearance, so long as such action is a prerequisite for the occurrence of the Offer Completion.
4.7	Neither the Acquirors nor members of the Delivery Hero Group shall (and the Acquirors shall procure that none of their Affiliates will) take any one (1) or multiple action(s) (including acquiring or agreeing to acquire any business, person or division thereof (through acquisition, license, joint venture, collaboration or otherwise)) that would prevent, materially hinder or materially delay the receipt of the clearances that are Offer Conditions.
4.8	In exchanging or conveying information, submissions, correspondence and communications, to the extent required by applicable law, competitively or commercially sensitive information of one Party shall be redacted from the version shared with the other Party. Such non-confidential versions shall be supplied without undue delay and the exchange of any competitively or commercially sensitive information prohibited from being shared among the Parties by applicable law shall be limited to legal advisors and/or outside advisors provided that such exchange shall be conducted in a manner reasonably designed to preserve applicable lawyer/client and lawyer work product privileges.
5.	Obligations regarding Purchase Agreement proceeds from Asset Purchaser Transaction
5.1	Delivery Hero undertakes that any cash proceeds received by Delivery Hero or any company of the Delivery Hero Group in connection with the Asset Purchaser Transaction (the Purchase Agreement Proceeds) shall be applied towards the satisfaction and discharge of indebtedness of the Delivery Hero Group in the following order of priority (the Indebtedness Repayment Waterfall): (i) to the extent required under the terms of that certain credit agreement originally dated May 12, 2022 (as amended), by and among the Company and certain of its Affiliates as borrowers, the lenders from time to time party thereto, J.P. Morgan SE as administrative agent, and HSBC Bank USA, N.A. as collateral agent, towards the mandatory prepayment of the lenders thereunder, (ii) indebtedness associated with Equity Awards and the retention instruments contemplated under (iv) in the proviso of Clause 3.1; (iii) the Company’s then-outstanding convertible bonds; and (iv) thereafter any other indebtedness for borrowed money of the Delivery Hero Group (other than indebtedness owed by one member of the Delivery Hero Group to another member of the Delivery Hero Group).

5.2	Delivery Hero shall notify the Bidder in writing within three (3) Business Days following receipt of any Purchase Agreement Proceeds, specifying (i) the date of receipt, (ii) the amount of Purchase Agreement Proceeds received, and (iii) the intended use of the Purchase Agreement Proceeds in compliance with Clause 5.1.

6.            Business strategy

6.1	The Bidder acknowledges that Delivery Hero pursues a defined and successful business strategy which comprises, inter alia, the support of the existing business and operating model. The Post-Closing Business will generally continue to pursue and support this business strategy and be led by the Management Board in line with the entrepreneurial culture prevailing within the Uber Group. Uber shall, and shall cause its Affiliates to, cooperate with the Management Board to maximize the efficiencies and gains to be made for the Post-Closing Business, in each case, taking into account strategy and the Asset Purchaser Transaction. In cooperation with the Management Board and the Supervisory Board in the best interest of the Post-Closing Business, the Acquirors shall, acting in good faith and subject to applicable law, procure that the relevant members of the Uber Group will, during a period of thirty-six (36) months following the Effective Date:
(a)	preserve and support the corporate culture of Delivery Hero Group, taking into account the Asset Purchaser Transaction;
(b)	retain the presence of Delivery Hero Group’s operational hubs and related operations in Seoul, Riyadh, Montevideo, Barcelona, Berlin, Buenos Aires, Dubai and Singapore;
(c)	use commercially reasonable efforts to invest an amount of EUR 2 billion in Germany through 2031, including into the Post-Closing Business, with a focus on developing its local corporate workforce, growing its nationwide business, and launching autonomous vehicle deployments and partnerships with the German automotive industry; and
(d)	consider leveraging superior and/or complementary technology components of the Delivery Hero Group for the Uber Group’s global platform and beyond the scope and purview of the Post-Closing Business, provided that the foregoing shall not be to the exclusion of the Asset Purchaser.
6.2	The Acquirors shall not, and shall procure that none of their Affiliates will, cause a relocation of Delivery Hero’s corporate headquarters out of Berlin during the term of this Agreement.
7.	Brand

The Parties acknowledge that Delivery Hero owns several brands in certain jurisdictions with a high degree of brand awareness by the respective markets and customers. As soon as is reasonably practicable (but in any event, no later than thirty (30) days prior to expected Offer Completion), the Parties will negotiate in good faith and enter into a license agreement at arm’s length conditions, but with effect only upon Offer Completion, allowing Uber and/or its Affiliates to use Delivery Hero’s trademark and related trademark rights, in particular the trademark designation “Delivery Hero” and any variations or derivatives thereof, the terms of which may include the grant of certain exclusive rights.

8.            Corporate governance

8.1	Management Board / Role of Management

After the Offer Completion, the Management Board shall, subject to the supervision by the Supervisory Board, continue to manage Delivery Hero independently and exclusively in its own responsibility pursuant to and within the framework of German law. Consequently, following Offer Completion, the Bidder shall not issue directives to the Management Board or any of its members, unless there is a domination agreement within the meaning of Section 291 AktG concluded, and subject to its legal obligations to support the implementation of this Agreement, there is no obligation on the part of the Management Board or any of its members to carry out or refrain from a legal transaction or act at the inducement of the Bidder, whether in form of a request, a demand, or an instruction.

8.2	Supervisory Board
(a)	Following Offer Completion, Uber intends to be represented on the shareholder-assigned seats of the Supervisory Board in a manner which appropriately reflects its shareholding following the Offer Completion including the chair of the Supervisory Board, subject to the appointment of its representatives by the competent court pursuant to Section 104 AktG and/or a respective resolution of Delivery Hero’s shareholders’ meeting.
(b)	Delivery Hero shall use its reasonable endeavors to the extent legally permissible and possible to ensure that after the Offer Completion such number of existing members of the Supervisory Board as referred to in the principle in Section 8.2(a) will resign from the Supervisory Board in accordance with the articles of association of Delivery Hero, and will be replaced by a corresponding number of representatives of Uber to be appointed in accordance with a respective resolution of Delivery Hero’s annual shareholders’ meeting and/or Section 104 AktG and that the applications to the court and the selection of potential Supervisory Board candidates to be included therein will be prepared (but not filed prior to the settlement of the Transaction) in cooperation with the Bidder following satisfaction of all Offer Conditions and prior to the settlement of the Transaction to allow for appointment of the replacement Supervisory Board members as soon as practicable but in any event within two (2) weeks after the settlement of the Transaction.
(c)	For so long as the Company’s shares are listed on the regulated market, the Supervisory Board shall at all times include no fewer than two (2) members who are independent within the meaning of the German Corporate Governance Code (Deutscher Corporate Governance Kodex - DCGK).

9.	Workforce
9.1	General Commitment
(a)	The Bidder acknowledges that the dedicated workforce of the Delivery Hero Group is the foundation for the current and future success of Delivery Hero and the Post-Closing Business and that its current and future success and of Delivery Hero depends on the creativity and performance of Delivery Hero Group’s workforce and their potential for innovation both which heavily rely on the competence and the commitment of the employees of Delivery Hero.
(b)	The Bidder shall support the Post-Closing Business and its Management Board (i) in maintaining and developing an attractive and competitive framework to retain an excellent employee base and (ii) in the continued effort to attract talents, taking into account the Asset Purchaser Transaction.
(c)	Upon the earlier of (i) entry into an enterprise agreement, (ii) consummation of a delisting of the Delivery Hero Shares from the regulated market and (iii) the implementation of a squeeze-out, the Bidder shall, with the consent of the committee of the Supervisory Board responsible for the approval of related party transactions, use reasonable efforts to work collaboratively with Delivery Hero to develop an incentive award programme for senior leadership of the Delivery Hero Group at the level of vice president (equivalent) and above, other than any member of the Management Board, with the precise terms of any such programme to be determined in good faith between the Parties taking into account, among other things, (i) the relevant beneficiary’s entitlements as of the date of Offer Completion, (ii) the compensation principles applied by the Uber Group’s Delivery Business in the relevant geographies from time to time and (iii) the circumstances at the relevant time.
(d)	To the extent that employees of Uber or any of its Affiliates, each acting reasonably and duly accounting for (i) Delivery Hero Group’s hiring and retention needs and (ii) the culture referred to in Clause 6.1, are assigned to, seconded to or employed by any member of the Delivery Hero Group, this shall be without prejudice to the provisions of this Agreement.
9.2	No Reduction of Workforce / Further Bidder’s Commitments

The Bidder undertakes (except as required by law or as may be otherwise recommended by the Management Board and/or Supervisory Board and taking into account the Asset Purchaser Transaction):

(a)	to support an adequate growth of the workforce of the Delivery Hero Group in line with business development and otherwise consistent with industry standards;
(b)	to respect the rights of the Delivery Hero Group employees and its employee representatives;

(c)	through the later of (i) the conclusion of a domination and profit transfer agreement (Beherrschungs- und Gewinnabführungsvertrag) between the Bidder or an Uber Affiliate and Delivery Hero within the meaning of Section 291 AktG or the implementation of a squeeze-out of the minority shareholders of Delivery Hero, whichever is earlier, and (ii) the expiration of the term in accordance with Clause 13.1, not to cause Delivery Hero to issue terminations for operational reasons (betriebsbedingte Kündigungen) of employees and the Bidder does not intend to cause Delivery Hero in Seoul, Riyadh, Montevideo, Barcelona, Berlin, Buenos Aires, Dubai and Singapore to reduce the remaining current workforce of the Delivery Hero Group in excess of workforce reductions recommended by the Management Board, in each case unless Delivery Hero comes into a situation in which its existence is at risk and therefore justifies, or otherwise requires, compulsory redundancies (betriebsbedingte Kündigungen); and
(d)	to support the adequate participation of Delivery Hero’s management and employees in Delivery Hero’s success.

10.        Corporate and post completion measures

10.1	Nothing in this Agreement shall prevent any of the Parties to seek to enter into and/or to adopt resolutions in favor of any enterprise agreement pursuant to Section 291 AktG, merger under the Transformation Act, change of corporate form (conversion) under the Transformation Act, squeeze-out under the AktG or the WpÜG, merger squeeze-out under the Transformation Act or integration under the AktG, delisting and other similar measures (Reorganisation Measures) in relation to the Company and/or the Bidder, provided that the Acquirors covenant vis-à-vis the Company that, prior to the end of term of this Agreement, none of them or any of their Affiliates will enter into any enterprise agreement with the Company or any member of Delivery Hero Group pursuant to Section 291 AktG. Following any merger under the Transformation Act of the Company and the Bidder, all stipulations herein on rights and obligations of the Company shall apply to the merged company mutatis mutandis.
10.2	In the event of the implementation of a Reorganisation Measure and subject to applicable law, nothing in this Agreement shall, upon reasonable prior coordination with the Management Board and the Supervisory Board, prevent the Acquirors or another member of the Uber Group to take steps to implement measures which are directed at fully realizing synergy effects from the envisaged business combination or optimizing the tax structure or realizing tax benefits of the combined group.
10.3	The Parties agree that integrating Delivery Hero into the Uber Group is in the Parties’ best interest. In the event that the Acquirors intend implementing a measure referred to in Clauses 10.1 or 10.2, Delivery Hero undertakes, to the extent legally permissible and subject to its assessment in accordance with its Fiduciary Duties at the time, to support, such implementation.
10.4	The Acquirors shall indemnify and hold harmless the Company and each member of the Delivery Hero Group, as well as any member of its and their corporate bodies as third party beneficiaries (Vertrag zu Gunsten Dritter), from and against any and all losses, damages and reasonable expenses (including reasonable advisors’ fees) arising out of or resulting from any fines or penalties imposed by any governmental or regulatory authority to the extent directly resulting from any action or omission initiated, directed or endorsed by the Uber Group in connection with any regulatory filing, notification or clearance process relating to the Clearances (i) in respect of which the Company has expressed specific concerns in writing (incl. text form) or (ii) which was taken or adopted without the Company’s knowledge.

10.5	In the event that Offer Completion has not occurred by the Long Stop Date, the Parties shall (and shall procure that any Affiliate and person acting jointly will), during the period between the time that it has become apparent that no Offer Completion will occur and the first (1st) anniversary thereof, discuss in good faith how to proceed in respect of the Acquirors’ then existing holdings in Delivery Hero Shares, it being understood that any measure to be adopted by any member of the United Group shall give due consideration to not materially and adversely affect the trading price of the Delivery Hero Shares, taking into account prevailing liquidity, trading volumes, blackout periods and applicable laws.
11.	Integration Planning
11.1	Following the expiry of the Acceptance Period of the Offer and to the extent legally permissible, Delivery Hero and Uber shall cooperate in good faith and use commercially reasonable efforts to discuss, plan and prepare for such operational, commercial and technical measures as may be appropriate to facilitate the integration of the Delivery Hero Group into the Uber Group. Additionally, following the occurrence of the Offer Completion and subject to applicable law, Delivery Hero and Uber shall cooperate in good faith and use commercially reasonable efforts to evaluate the use of the Uber Group’s technology and services by the Post-Closing Business, on arm’s-length terms, to reduce costs and improve customer experience for the Post-Closing Business’s customers.
11.2	To the extent legally permissible and subject to applicable antitrust, merger control and clean-team requirements, as soon as reasonably practicable following the Effective Date (and in any event within twenty (20) Business Days thereof), the Parties shall establish an integration committee (the Integration Committee) comprising four (4) members, two (2) of whom shall be nominated by Delivery Hero and two (2) of whom shall be nominated by Uber. The Integration Committee shall:
(a)	develop and oversee an integration roadmap directed at implementing the business strategy set forth in Clause 6;
(b)	monitor progress against the integration roadmap and report to the Management Board and to Uber’s executive leadership team on a regular basis (and in any event no less frequently than quarterly);
(c)	coordinate with the Management Board and relevant functions of Uber to ensure that the objectives set forth in Clause 6 are achieved within the timeframes contemplated therein; and
(d)	make recommendations to the Management Board and an independent member of the Supervisory Board and to Uber regarding any adjustments to the integration roadmap as may be necessary or appropriate to achieve the objectives set forth in Clause 6.
11.3	The Parties agree that a dedicated global integration team within Delivery Hero, under supervision of the Integration Committee, shall coordinate the operational integration, subject to local law requirements, with the local brands and operating companies of the Delivery Hero Group.

12.	Corporate approvals
12.1	The Acquirors hereby confirm that their respective competent corporate bodies have agreed to concluding and executing this Agreement and to pursue the Offer. No further approvals or permissions are required on the Acquirors’ part for concluding and executing this Agreement.
12.2	Delivery Hero hereby confirms that the Management Board agreed to concluding and executing this Agreement and that the Supervisory Board approved such decision by the Management Board and that no further approvals or permissions are required on Delivery Hero’s part for concluding and executing this Agreement.
13.	Term and termination
13.1	Except as otherwise expressly specified herein, the Agreement shall become effective upon signing of this Agreement and shall have a fixed term, ending thirty six (36) months after the Effective Date unless terminated under the provisions of this Clause 13.1. Notwithstanding the foregoing, the obligations of Delivery Hero under Clause 5 shall remain in full force and effect until the date falling twenty-four (24) months after Offer Completion. The Agreement may be terminated solely by mutual agreement of the Bidder (which is hereby irrevocably authorized to act for Uber) and Delivery Hero or pursuant to the following provisions and with immediate effect by giving notice thereof to the other Party,
(a)	by Delivery Hero or the Bidder (acting in its own name or on behalf of Uber) in the following cases:
(i)	if the Offer lapses as result of non-satisfaction of the Offer Conditions or the conditions within the meaning of Section 18 para. 1 WpÜG (Angebotsbedingungen) are no longer capable of being satisfied; or
(ii)	if the offer announcement of a Competing Offer has been published and the Reasoned Statement has been amended such that the statements set out in Clause 2.5 are no longer reflected; provided, however, that this Clause (ii) shall permit a termination by Delivery Hero only if the Reasoned Statement has been amended in material compliance with the requirements and procedures set forth in Clauses 2.5 and 2.6 (including, for the avoidance of doubt, the negotiation periods set forth in Clause 2.5 in all respects) and the Competing Offer did not result from a material breach of Clause 2.5 or 2.6.
(b)	by Delivery Hero in the following cases:
(i)	BaFin has prohibited the publication of the Offer Document or the Offer Document has otherwise not been published in accordance with Section 14 para. 1 and para. 3 WpÜG;
(ii)	the offer price offered in the Offer is lower than the Offer Price;
(iii)	the Offer contains conditions within the meaning of Section 18 para. 1 WpÜG (Angebotsbedingungen) that differ from the Offer Conditions set out in Clause 1.2 in a manner that would not only immaterially affect certainty of the Transaction, whether or not requested by BaFin, or otherwise do not correspond to the requirements set forth in this Agreement;

(iv)	in the event all Offer Conditions have been satisfied or duly waived by the Long Stop Date, but Offer Completion has not occurred due to regulatory reasons by the tenth (10th) Business Day following the Long Stop Date; or
(v)	the Bidder or Uber has breached any material provision of this Agreement, which such breach remains uncured (if capable of cure) for a period of ten (10) Business Days following (or, if sooner, until the date that Offer Completion would have otherwise occurred but for such breach) the provision of written notice to the Bidder or Uber, as applicable, describing such breach.
(c)	by the Bidder (in its own name or on behalf of Uber) in the following cases:
(i)	Delivery Hero has breached any material provision of this Agreement, which such breach remains uncured (if capable of cure) for a period of ten (10) Business Days following (or, if sooner, until the date that Offer Completion would have otherwise occurred but for such breach) the provision of written notice to Delivery Hero describing such breach;
(ii)	the Management Board or the Supervisory Board do not support the Offer in their Reasoned Statement in accordance with Clause 2.5 or the Company, the Management Board or the Supervisory Board undertake Negative Offer Effects or materially breach Clauses 2.5 or 2.6; or
(iii)	any of the Offer Conditions would have failed if it had been applied during the period from the Bidder’s announcement of its intention to launch the Offer pursuant to Clause 1.1(a) until the publication of the Offer Document;
13.2	Notice of any termination must be given in writing and, except for termination pursuant to Clauses 13.1(a) or 13.1(b)(i), must be made within ten (10) Business Days after the terminating Party having obtained actual knowledge (positive Kenntnis) of the event triggering a termination right. In the event of termination of this Agreement, this Agreement shall have no further effect save for Clauses 10.4, 10.5, 13 and 14 as well as other provisions the surviving of which is expressly agreed on in this Agreement (and which shall remain in full force and effect) but without prejudice to the accrued rights of each Party upon termination. The termination shall not affect the right of any Party to claim damages pursuant to applicable laws due to a breach by the other Party of its obligations under this Agreement, whether such breach occurs prior to or following such termination.
13.3	In the event that this Agreement is terminated
(a)	by either Delivery Hero or the Bidder pursuant to Clause 13.1(a)(ii) (or pursuant to Clause 13.1(a)(i) in circumstances where the Bidder would have been entitled to terminate pursuant to Clause 13.1(a)(ii)); or
(b)	by the Bidder pursuant to Clause 13.1(c)(ii) (or pursuant to Clause 13.1(a)(i) in circumstances where the Bidder would have been entitled to terminate pursuant to Clause 13.1(c)(ii));

then Delivery Hero shall promptly (and in any event within five (5) Business Days) following such termination pay, or cause to be paid, to Uber the Company Termination Fee (Vertragsstrafe) by wire transfer of same day funds to the account designated by Uber. The Company Termination Fee shall amount to EUR 200,000,000.

13.4	In the event that this Agreement is terminated
(a)	by either Delivery Hero or the Bidder pursuant to Clause 13.1(a)(i) and, as of the time of such termination, (i) at least one of the Offer Conditions set forth in Clauses 1.2(b) through 1.2(e) shall not have been satisfied, (ii) all other Offer Conditions (other than any Offer Conditions described in the foregoing clause (i)) have been satisfied or waived, and (iii) the Company has not fraudulently or willfully breached, in any material respect, any of its covenants or agreements under Clause 4 of this Agreement relating to the Offer Conditions described in clause (i); or
(b)	by Delivery Hero pursuant to Clause 13.1(b)(iv);

then Uber shall promptly (and in any event within five (5) Business Days) following such termination pay, or cause to be paid, to Delivery Hero the Regulatory Reverse Fee (Vertragsstrafe) by wire transfer of same day funds to the account designated by Delivery Hero. The Regulatory Reverse Fee shall amount to EUR 700,000,000.

13.5	The right to terminate this Agreement for good cause (aus wichtigem Grund) shall remain unaffected. Good cause shall exist where the terminating Party, taking into account all circumstances of the specific case and weighing the interests of the Parties, cannot reasonably be expected (unzumutbar) to continue the contractual relationship through the remainder of the agreed fixed term (Section 314 para. 1 sentence 1 BGB).
14.	Miscellaneous
14.1	Assignment

Any rights under this Agreement may only be assigned with the prior written consent of the other Parties provided that each of the Acquirors shall have the right to assign this Agreement to its Affiliates so long as Uber (i) does not delegate, and remains ultimately responsible for, its obligations specified in Clause 1.5 and (ii) shall remain jointly and severally liable with any such Affiliate assignee for the performance of all obligations of the Acquirors under this Agreement.

14.2	No Third Party Rights

For the avoidance of doubt, save as expressly otherwise set out herein, this Agreement shall only grant rights to the Parties and shall not constitute a contract for the benefit of third parties (Vertrag zu Gunsten Dritter) or a contract with protective effect for third parties (Vertrag mit Schutzwirkung für Dritte).

14.3	Costs

Each Party shall bear its own fees and expenses with regard to the Transaction and the conclusion of this Agreement (including costs of their respective advisors).

14.4	Notices

Any and all notices and communications under this Agreement shall be made in writing in the English language and delivered by hand, by courier, or by email to the person at the address set forth below, or such other person or address as may be designated by the respective Party to the other Parties in the same manner:

(a)	if to the Bidder:

Uber International Technologies II Corporation

c/o Uber Technologies, Inc.
Attn.: M&A Legal

1725 3rd Street
San Francisco, CA 94158
USA

Email: [***]

with a copy (which shall not constitute notice) to:

Freshfields PartG mbB
Attn.: Rick van Aerssen and Dr. Sabrina Kulenkamp
Große Gallusstraße 14
60315 Frankfurt am Main
Germany

Email:  [***];

[***]

and another copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
Attn: Andrew J. Nussbaum and Ahsan M. Barkatullah
51 West 52 Street
New York, NY 10019
USA

Email:  [***];

[***]

(b)	if to Uber

Uber Technologies, Inc.
Attn.: M&A Legal
1725 3rd Street

San Francisco, CA 94158
USA

Email: [***]

with a copy (which shall not constitute notice) to:

Freshfields PartG mbB
Attn.: Rick van Aerssen and Dr Sabrina Kulenkamp
Große Gallusstraße 14
60315 Frankfurt am Main
Germany

Email:  [***];

[***]

And another copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
Attn: Andrew J. Nussbaum and Ahsan M. Barkatullah
51 West 52 Street
New York, NY 10019
USA

Email:  [***];
           [***]

(c)	if to the Company:

Delivery Hero SE
Attn.: Niklas Östberg and Andreas Krause
Oranienburger Straße 70
10117 Berlin
Germany

Email: [***];
          [***]

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
Attn.: Dr Carsten Berrar, Dr Florian Späth and Dr Lars Rüve
Neue Mainzer Straße 52
60311 Frankfurt am Main
Germany

Email: [***];
          [***]
          [***]

The above contact details shall be deemed valid for service until any changes thereto are notified in writing to the respective other Parties.

14.5	Service of Process

Clause 14.4 (Notices) shall not apply in relation to the service of any claim form, notice, order, judgment or other document relating to or in connection with any legal proceedings, suit or action (including arbitration) arising out of or in connection with this Agreement. The Acquirors hereby appoint the lawyers admitted in Germany of the law firm of Freshfields PartG mbB as their agent for service of process for all legal proceedings arising out of or in connection with this Agreement. Any appointments shall only terminate upon the appointment of another agent for service of process domiciled in Germany, provided that the agent for service of process is an attorney admitted to the bar in Germany and her/his appointment has been notified to Delivery Hero. If the appointment terminates otherwise (e.g., because the appointee ceases to exist), the Acquirors must without undue delay, but in any event no later than within ten (10) Business Days following such termination, appoint another agent for service of process who meets the requirements set out in the preceding sentence. If such appointment is not made as required, service can be effected, by posting the claim form, notice, order, judgment or other document by registered letter with acknowledgement of receipt or equivalent under the address of the respective Party stated in Clause 14.4. Service shall then be deemed to have been effected on the addressee on the tenth (10th) day following the lodging of the letter. The Parties shall promptly issue to the relevant agent a written power of attorney and shall irrevocably instruct the agent to submit such deed in connection with any service of process under or in connection with this Agreement. The Parties agree that they waive any objection to the service so effected.

14.6	Acting for Own Account

The Acquirors are launching the Offer and acquiring the Delivery Hero Shares for its own account only and not with a view to any distribution thereof in violation of applicable securities Laws.

14.7	Confidentiality and Press releases
(a)	During the term of this Agreement and for two (2) years thereafter, no Party shall make, or permit the making of, any press release or similar public announcement with respect to this Agreement or the Transaction, and each Party shall keep confidential and not disclose to any third party this Agreement or any confidential information regarding any other Party disclosed to it in connection with this Agreement or its implementation, other than (i) disclosure on a need to know basis to professional advisors, (on Delivery Hero’s side) to the members of its supervisory board and their advisors, (on the Acquirors’ side) to sources of debt financing, to the issuer of the Financing Confirmation, to the Asset Purchaser and its Affiliates and professional advisors and to Affiliates or lenders, (ii) as expressly agreed upon with the other Parties and (iii) as may be required, in the good faith discretion of the disclosing party, in order to comply with the requirements of applicable laws, regulations, legal process, or the rules and regulations of any stock exchange upon which any securities of the relevant Party or any of its parent companies are listed, or as otherwise required by any regulatory authority. In such circumstances, any disclosure shall be no more extensive in scope and nature than the minimum standard required by the relevant laws, orders, rules or regulations and the disclosing Party shall seek (to the extent permitted and practicable and, if requested by another Party, at the sole cost and expense of such other Party) an appropriate order or other remedy to protect the confidentiality of such information from disclosure. In the event such order or other remedy is not obtained or, upon the advice of counsel, the disclosing Party is legally obligated to disclose such information, such Party may disclose such information without any liability hereunder to the extent so advised that such disclosure is required. If a person is so required to make any announcement of or to disclose any confidential information, the relevant Party shall promptly notify the other Party or Parties concerned, where practicable and lawful to do so, before the announcement is made or disclosure occurs and shall cooperate with the other Party or Parties regarding the timing and content of such announcement or disclosure or any action which the other Party or Parties may reasonably elect to take to challenge the validity of such requirement.
(b)	Clause 14.6(a) shall not include information that (i) is or has become known in the public domain other than through a fault of the Party obliged to hold the information confidential or of any of such Party’s Affiliates, (ii) was lawfully known to such Party or to any of such Party’s Affiliates prior to the signing of this Agreement and which is not subject to any other confidential obligation to the other Party or Parties concerned, or (iii) was independently developed by a Party or its Affiliates without use or reliance on the confidential information of the other Party.

(c)	Any Party may however disclose any information in connection with this Agreement on a confidential basis to its professional advisers and consultants involved in the negotiations of this Agreement and the Offer Document (including the professional advisors of the supervisory board of Delivery Hero) and the Reasoned Statement may contain a summary of this Agreement.
(d)	If and to the extent this Clause 14.6 and the confidentiality agreement (the Confidentiality Agreement) entered into between Uber and the Company dated May 26, 2026 overlap, this Clause 14.6 shall prevail.
(e)	From the Effective Date, none of the Parties shall make any further public announcements or press releases in relation to the Transaction, unless otherwise agreed between the Parties, explicitly provided for in this Agreement or required by applicable law or upon written request by a competent authority. Notwithstanding the foregoing, Uber may disclose information regarding this Agreement, the Offer and the Delivery Hero Group in meetings with its existing or prospective investors, provided that the Acquirors shall provide a copy of any presentation to be used in such an investor meeting to Delivery Hero in advance of such investor meeting.
14.8	Entire Agreement; Form
(a)	This Agreement (including all Annexes hereto), the Confidentiality Agreement and the Clean Team Agreement dated July 26, 2025 and its Supplemental Agreements dated April 13, 2026 and June 8, 2026, by and between Uber and the Company contain all of the Parties’ agreements and understandings with respect to the subject matter hereof. No side agreements to this Agreement, whether verbally or in writing, have been entered into between the Parties. Any and all amendments to this Agreement or waivers must be made in writing, unless stricter requirements as to their form are required by mandatory law. This shall also apply to any waiver of compliance with the provisions of this Clause 14.7.
(b)	This Agreement may be executed by the Parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such counter-parts shall together constitute one and the same instrument. Any signature (including, without limitation, (i) any electronic symbol or process attached to, or associated with, a contract or other record and adopted by a person with the intent to sign, authenticate or accept such contract or record and (ii) any facsimile, E-pencil or .pdf signature) hereto or to any other certificate, agreement or document related to this Agreement, and any contract formation or record-keeping, in each case, through electronic means, shall have the same legal validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law.

14.9	Governing Law, Dispute Resolution
(a)	This Agreement shall be governed by, and construed in accordance with, the laws of Germany (excluding conflict of laws rules).
(b)	All disputes arising out of or in connection with this Agreement or its validity shall be finally settled in accordance with the Arbitration Rules of the German Arbitration Institute (DIS) without recourse to the ordinary courts of law. The arbitral tribunal shall be comprised of three members. The seat of the arbitration is Frankfurt am Main, Germany. The language of the arbitration shall be English.
14.10	Definitions

Terms to which a German translation has been added shall be interpreted as having the meaning assigned to them by the German translation. The headings of the clauses and subclauses in this Agreement are for convenience purposes only and shall not affect the interpretation of any of the provisions hereof.

14.11	Severability

Should any provision of this Agreement, or any provision incorporated into this Agreement in the future, be or become invalid or unenforceable, the validity or enforceability of the other provisions of this Agreement shall not be affected thereby. Instead of the invalid or unenforceable provision a suitable and equitable provision shall apply that, so far as is lawfully possible, comes as close as possible to the intent and purpose of the invalid or unenforceable provision. The same shall apply: (i) if the Parties have unintentionally failed to address a certain matter in this Agreement (Regelungslücke); in which case a suitable and equitable provision shall be deemed to have been agreed upon which comes as close as possible to what the Parties, in the light of the intent and purpose of this Agreement, would have agreed upon if they had considered the matter; or (ii) if any provision of this Agreement is invalid because of the scope of any time period or performance stipulated herein; in which case time period or performance permitted by law shall be deemed to have been agreed which comes as close as possible to the stipulated time period or performance.

[Signature(s) page follows]

Signatures

SIGNED
for and on behalf of
Uber International Technologies II Corporation

Signature: /s/ Jeffrey Lau

Name: Jeffrey Lau

Title: Secretary

[Signature Page to Business Combination Agreement]

SIGNED
for and on behalf of
UBER TECHNOLOGIES, INC.

Signature: /s/ Madhu Kannan

Name: Madhu Kannan

Title: Chief Business Officer

[Signature Page to Business Combination Agreement]

SIGNED
for and on behalf of
DELIVERY HERO SE

Signature: /s/ Niklas Östberg

Name: Niklas Östberg

CEO (Vorstandsvorsitzender)

Signature: /s/ Marie-Anne Popp

Name: Marie-Anne Popp

Board member (CFO)

[Signature Page to Business Combination Agreement]